Filed by Alliance Data Systems Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Conversant, Inc.
Commission File No.: 001-31357

The following is a slide presentation to be given by Ed Heffernan, president and chief executive officer of Alliance Data Systems Corporation, and Bryan Kennedy, chief executive officer of Epsilon, at the Telsey Advisory Group 5th Annual Fall Consumer Conference at the Intercontinental New York Times Square Hotel in New York on Tuesday, September 30, 2014 at 3:55 p.m. EST.

 ©2014 ADS Alliance Data Systems, Inc.   NYSE: ADS | September 29, 2014  *  Alliance DataNYSE: ADS  September 29, 2014 Overview

 ©2014 ADS Alliance Data Systems, Inc.   NYSE: ADS | September 29, 2014  *  Important Information for Investors and StockholdersThis communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed merger between Conversant, Inc. and a subsidiary of Alliance Data Systems Corporation. In connection with the proposed merger, Alliance Data intends to file with the United States Securities and Exchange Commission (SEC) a registration statement on Form S-4 containing a proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of Conversant. SECURITY HOLDERS OF CONVERSANT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement and proxy statement/prospectus (when available) and other documents filed by Alliance Data and Conversant, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Alliance Data will be made available free of charge on Alliance Data’s website at www.alliancedata.com. Copies of documents filed with the SEC by Conversant will be made available free of charge on Conversant’s website at www.conversantmedia.com. Safe Harbor Statement/Forward Looking StatementsCertain information set forth in this communication, including financial estimates, projections about the industries and markets in which Alliance Data and Conversant operate, and statements as to the expected timing, completion and effects of the proposed merger between Alliance Data and Conversant, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “predict,” “project,” “would” and similar expressions as they relate to each company or their respective management teams. These estimates and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions, the estimated timetable for completing the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Alliance Data and/or Conversant and are subject to significant risks and uncertainties outside of our control.

 ©2014 ADS Alliance Data Systems, Inc.   NYSE: ADS | September 29, 2014  *  Risks and uncertainties related to the proposed merger include, among others: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that Conversant stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending litigation; risks related to the disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; changes in general economic and/or industry-specific conditions; and the effect of the announcement of the proposed merger on the ability of Alliance Data and Conversant to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. For further information regarding factors affecting future results of Alliance Data and Conversant, please refer to their respective Annual Reports filed on Form 10-K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2014, and other documents filed by Alliance Data and Conversant with the SEC, which are available at the SEC’s website http://www.sec.gov. Neither Alliance Data nor Conversant is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.Participants in the SolicitationAlliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data’s directors and executive officers is set forth in the proxy statement for Alliance Data’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant’s directors and executive officers is set forth in the proxy statement for Conversant’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Alliance Data or Conversant using the sources indicated above.

NYSE: ADS | September 29, 2014 4

Alliance Data

- Data-driven, targeted marketing
- End-to-end solutions
- 14,000 talented and dedicated people delivering high-touch services
- 3x GDP organic growth; double-digit EPS growth; M&A/buybacks additive; 50+ quarters of consistency

Multiple Platforms — Same Focus

epsilon | AllianceData. Private Label | LoyaltyOne | brandloyalty | dotz

AllianceData.
©2014 ADS Alliance Data Systems, Inc.

NYSE: ADS | September 29, 2014 5

Real World Example: Personalization is Key

Data

Client provides 1st party transactional data – the "gold standard"

- Mary purchased size 8, blue dress for $80 from **Retailer X on October 15**
- ADS' 3rd party data supplements with psychographic/demographic information about Mary
  - School teacher, pet owner, birthday in November, subscribes to art magazines

Insights

What do we know about Mary?

- Strong affinity for print dresses, frequently purchases accessories and shoes
- **Shops 3-4x** in the fall season
- Shops most often in stores; migrating towards mobile device

Marketing Campaigns

Reach out to Mary

- She has earned a reward that is good for 30 days
- Receives acknowledgement her birthday is coming up
- Provides merchandise suggestions to complement her blue dress

Distribution

Mary responds more to email and text on her mobile phone

- Email "thank you" sent with recommendations that complement purchase
- Reward is sent via email with a reminder to complete her wardrobe for fall
- "Happy Birthday" text sent
- Targeted display announces new fall arrivals

ROI

Mary's best response was to email and she spent 2.5x more with her reward

- She purchases the products recommended
- Returns to **Retailer X on November 7** to purchase boots and bracelet, based on tactics that drove highest results

AllianceData
©2014 ADS Alliance Data Systems, Inc.

NYSE: ADS | September 29, 2014 6

Acquisition of Conversant

- $2.3 billion; 10x EBITDA
  - $670 million Revenue, $230 million Adjusted EBITDA expected in 2015
  - One of very few, highly profitable ad-tech firms
- 3x GDP organic topline growth – same as Alliance Data
- Highly accretive
  - $0.50 year 1; $0.75 year 2 expected
  - Excludes synergies
- Provides bulk to key distribution channels
  - Epsilon strengths
    - Point-of-sale
    - Direct mail
    - Permission-based email
  - Smaller, but growing quickly
    - Targeted display
    - Mobile
    - Video
    - Social

    → Conversant's Strengths

AllianceData
©2014 ADS Alliance Data Systems, Inc.

NYSE: ADS | September 29, 2014 7

Investor / Analyst Feedback

The Good

- Financially attractive deal
- Relatively low risk
- Bulking up in high-growth channels makes sense
- Helps fill out end-to-end solution
- Offers new digital opportunities across all Alliance Data businesses
- Alliance Data's 1st party data + Conversant's digital offerings = growth accelerator

Outstanding Questions about Conversant

- Uneven quarterly performance
- Concern over commoditization
- Wait-and-see approach toward transformation into "ADS-like" data-driven offerings
- Lower growth compared to general ad-tech segment

AllianceData
©2014 ADS Alliance Data Systems, Inc.

NYSE: ADS | September 29, 2014 8

Breaking it Down

1 2 3 4

1 Uneven quarterly performance

- Conversant recently divested most volatile business
- Conversant will be about 10-15% of Alliance Data
- Historically uneven quarterly performance absorbed in financial results of much larger organization
- Alliance Data: track record of consistency and no surprises

AllianceData.
©2014 ADS Alliance Data Systems, Inc.

NYSE: ADS | September 29, 2014 9

Breaking it Down

1 2 3 4

2 The business is being commoditized by the Big Guys

Affiliate: 30% Revenues, 45% Adjusted EBITDA

- Google exited in 2013 – too small, too high-touch
- Not an ad-tech SaaS model with huge growth, massive scaling
- Therefore, "unexciting" in the ad-tech world

Our view:

- A niche market with 7-8% organic growth
  - Tracks general e-commerce growth (when excluding Amazon)
- High-touch, modest ad-tech growth profile doesn't fit comps but fits our model
- The #1 domestic player
- Important ancillary channel for their blue-chip client roster
- Introduction of our data assets will drive even more precise placements

AllianceData

©2014 ADS Alliance Data Systems, Inc.

NYSE: ADS | September 29, 2014 10

Breaking it Down

1 2 3 4

2 The business is being commoditized by the Big Guys

Media: 70% Revenues, 55% Adjusted EBITDA

- ~1/3 is traditional legacy display
  - While Conversant has been transforming its legacy business, concerns are justified and factored into our expectations
- ~2/3 is CRM / Mobile / Video / Personalized Targeted Display

Our view:

- CRM / Mobile / Video / Personalized Targeted Display is what's misunderstood
- Relies on 1st party transactional data from clients
  - The gold standard
  - Drives more precise targeted ads vs. other models
- Conversant is neutral & non-threatening vs. Big Guys
  - Viewed as a trusted partner to leading brands
  - Gives clients comfort

AllianceData
©2014 ADS Alliance Data Systems, Inc.

NYSE: ADS | September 29, 2014 11

Breaking it Down

1 2 3 4

3 Transition to 1st party data-driven display makes sense, but it's "wait and see" for now

Our view:

- Legitimate concern until transformation is complete
- It's underway, but work remains
  - Expect 2-3 quarters of work to continue
- We believe the risk is manageable and has been reflected in pricing
- Alliance Data's entire model is 1st party, transactional data reliant

AllianceData.

©2014 ADS Alliance Data Systems, Inc.

NYSE: ADS | September 29, 2014 12

Breaking it Down

1 2 3 4

4 Ad-tech grows 20%+ vs. Conversant at 7-8%

- True statement
- **Affiliate** is market leader
  - Highly profitable but likely 7-8% growth
- **Media** is intensive, data-driven, high personal-touch, thus highly defensible niche
  - Attractive profits
  - ~10-12% expected growth after transformation

AllianceData
©2014 ADS Alliance Data Systems, Inc.

NYSE: ADS | September 29, 2014 13

Our View

- Work still needs to be done
  - Complete transformation from legacy to a 1st party data driven targeted display company
  - Unified approach within Conversant selling all digital products
  - Integration into Epsilon's overall product offering
- We believe robust financial profile provides low-risk opportunity to gain scale quickly
  - Display, video, social, mobile

AllianceData
©2014 ADS Alliance Data Systems, Inc.

NYSE: ADS | September 29, 2014 14

Affiliate Segment


Publisher
(websites, mobile apps)
BLOG
Bob's Running Blog:
Specializes in early morning jogging routes through Central Park
Bob creates display inventory available to Advertisers
CONVERSANT
• Bob's content attracts serious runners
• Conversant's database helps match Advertisers to Bob's audience
• Conversant facilitates placement of limited time offer on Bob's site
Targeted exclusive offers
Advertiser
$300 performance shoe for serious trail runners, this weekend only
-OR-
$500 Fall running gear
Consumer
Avid Manhattan runner clicks and buys shoes

Conversant's Roles and Strengths

- Scale and Reach: 60k publishers, 3k advertisers
- Data-rich environment proven to increase yield
- High-touch Services
  - Trusted 3rd party to manage data and facilitate payments
  - Recruits publishers including many non-mainstream and very specialized blogs/websites
  - Assists advertisers in defining desired consumer attribution and matching to audiences
- Straddles delicate line between publishers desire for control and automated efficiency
- #1 domestic player in space = data + reach + high-touch + trusted 3rd party status = high entry barriers

AllianceData
©2014 ADS Alliance Data Systems, Inc.

NYSE: ADS | September 29, 2014 15

Media Segment

Majority of Media: CRM, Video, Mobile and excludes legacy display.

Retailer

Provides 1st party transactional data to Conversant



Mary bought a blue dress in store for $80 on Oct. 15

CONVERSANT

- Conversant "tags" retailer's website and each visitor identified with unique ID
- Conversant links online behavior to offline transactions

Mary shops online or downloads app. Conversant links offline + online to Mary's unique ID

They strip off name and sensitive data

CommonID, Cross-Device

Persistent, Anonymous, Unique ID tied to Conversant's rich data:

- 1st party online + offline transaction data
- Specific device (PC, tablet, mobile)
- Attributes gleaned from 3rd party data, Conversant's massive internet reach and advanced machine learning

ID M36Z2

Conversant knows better than anyone else

1. Value of each customer
   - Most robust set of attributes (1st party + other)
2. Identity of each visitor (customer vs. prospect)
3. When and how to reach you
   - Unique ID = accurate cross-device recognition



ID M36Z2

Marketplace

Deliver Ads programmatically across:

- Ad Exchanges + Proprietary Ad Network
- In Video, Mobile and Display Channels

AllianceData

©2014 ADS Alliance Data Systems, Inc.

 ©2014 ADS Alliance Data Systems, Inc.   NYSE: ADS | September 29, 2014  *  Synergies   Significant, but not needed to achieve high accretion. Expect:Expenses: $20 millionRevenues: $200 million at 20% margin = $40 million$2.00 accretive in Core EPS is expected = Accretion $0.50, $0.75, $1.00 (Year 3) + Synergies $1.00 (Year 3) = $2.00 Year 3Epsilon / Conversant will be the digital distribution channel for all of Alliance Data’s business unitsPrivate Label is already fielding inbound interest  250 Existing Large Clients  120 Sponsors  Dozens of International Clients  135 Existing Large Clients  Direct MailPoint of SaleEmailTargeted DisplayRetargeted DisplayVideoSocialMobile

 ©2014 ADS Alliance Data Systems, Inc.   NYSE: ADS | September 29, 2014  *  Summary  A New Page in Alliance Data’s Playbook  A New Page in Alliance Data’s Playbook  2001  $12 IPO: ADS introduced using card data to drive highly targeted marketing  2008 – 2009  Great Recession: Leveraged up and bought back one-third of company at $50/share  2011 – 2012  Pivot of tech shop Epsilon to include digital marketing agencies  2011 – Present  An intense focus and success in growing card file 20% per year  2014  European expansion (BrandLoyalty) during grave concerns about Eurozone  2014  Building huge scale in key digital distribution channels via acquisition  2014 solid; 2015 guidance provided on Q3 callConversant has found its homeAccretion $0.50, $0.75, $1.00 (Year 3) + Synergies $1.00 (Year 3) = $2.00 Year 3 in Core EPS is expected

NYSE: ADS | September 29, 2014 18

On A Final Note…Apple Pay Question

Alliance Data: Ensuring Our Data-Driven Model with Mobile

36 million active cardholders

Mobile Customer: In-store Experience



Amanda has an Android phone or iPhone

APPLY



1. She scans QR code to apply while shopping
2. She enters: Name, birthdate, SSN, Address, and Phone
3. The data is sent to ADS and Amanda is approved in 30 seconds

DOWNLOAD AND ACCESS



1. She downloads the retailer's app
2. Virtual card appears on her phone

PURCHASE



Amanda's virtual card is scanned at POS or she taps phone at POS (NFC, Android)

Purchases with virtual card are **40%+ more** than traditional method

MORE

Loyalty program initiated / updated

Opts in for location-based offers (60% opt-in rate)

Summary:

1. From plastic to virtual
2. Resides within smartphone for greater security and convenience for our customers
3. **SKU / category data** still received by Alliance Data
4. **Retailer's mobile app** is on customers smartphone; card does not need to be embedded in Apple Pay
5. Subsequent purchases: open retailer app on phone and pay
6. **Retailer's mobile app can be used to manage:**
   - Purchases
   - Payments
   - Rewards / loyalty programs
   - Coupons
   - Personalized, relevant messages

AllianceData

©2014 ADS Alliance Data Systems, Inc.